UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 December, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	13th December 2010

AIB - bonus payments not to be paid

The Board of Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] met this evening to consider a letter received from the Minister for Finance in relation to the payment of bonuses to certain employees.

Previously the Board had received strong legal advice that it was obliged to pay these bonuses. However the letter from the Minister conveys a decision by him to legislate which overtakes this obligation.

In his letter, the Minister stated that the provision of further State funding to AIB will be conditional on the non-payment of any bonuses awarded, no matter when they may have been earned.

The letter to the Board stated that without the State support which had been provided in a variety of forms, AIB could not have survived until now.

The bank very much appreciates the support it has received to date from the State and the Irish taxpayers and acknowledges that it will continue to rely on this support for some time to come.

Accordingly, the Board has decided not to pay the bonuses.

The Executive Chairman of AIB Mr David Hodgkinson said "The Board of AIB very much welcomes the actions of the Minister and is relieved to be in a position not to pay these bonuses.  We are determined to position the Bank to play a full role in the recovery and development of the Irish economy. In doing so, we are committed to treating our customers, staff, the taxpayer and the public in a fair and transparent manner".

- ENDS -

For further information, please contact:

Alan Kelly	Ronan Sheridan
General Manager, Corporate Services	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  13 December, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.